UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-53571

ULTRA SUN CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	20-1898270
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1646 W. Pioneer Blvd., Mesquite, NV 89027
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:  (702) 758-8772

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NO VOTE OR OTHER ACTION OF THE REGISTRANT’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE REGISTRANT A PROXY.
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INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF A CHANGE IN A MAJORITY OF DIRECTORS

July 22, 2013

This Information Statement (the “Information Statement”) is being furnished to holders of record of the common stock of Ultra Sun Corporation, a Nevada corporation, as of July 19, 2013 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”) in connection with a change in a majority of the Registrant’s directors, other than at a meeting of the Company’s stockholders.  This Information Statement is first being mailed to stockholders on July 22, 2013.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to the “Company,” the “Registrant,” “Ultra Sun,” “we,” “us” and “our” are to Ultra Sun Corporation, a Nevada corporation, together with Wild Earth Naturals, Inc., a Nevada corporation, which became a wholly-owned subsidiary of the Company after consummation of the Reorganization described below under “Change in Control.”

NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS.

CHANGE IN CONTROL

On July 12, 2013 (the “Closing Date”), the Registrant, Ultra Merger Corp., a Nevada corporation and wholly-owned subsidiary of the Registrant (“Merger Corp.”), and Wild Earth Naturals, Inc., a Nevada corporation (“Wild Earth”), entered into an Agreement and Plan of Reorganization dated as of July 12, 2013 (the “Reorganization Agreement pursuant to which the Registrant formed Merger Corp. as a new, wholly-owned subsidiary of the Registrant, Merger Corp. was merged into Wild Earth with Wild Earth continuing as the surviving corporation,  and the Registrant issued 6,500,000 shares of its restricted common stock to the stockholders of Wild Earth in exchange for all the issued and outstanding shares of Wild Earth capital stock (the “Reorganization”). As a result of the Reorganization, Wild Earth became a wholly owned subsidiary of the Registrant and the Registrant had a total of 7,825,000 shares of common stock outstanding of which 6,500,000 or 83.1% were issued to the Wild Earth stockholders.  The Reorganization resulted in a change in control of the Registrant.

In connection with the Reorganization, certain stockholders of the Registrant sold a total of 829,000 shares of the Registrant’s common stock to certain stockholders of Wild Earth in private transactions.

In connection with the Reorganization, the Registrant amended and consolidated its outstanding promissory notes having an outstanding balance of principal and accrued interest in the amount of $78,112 as of April 22, 2013.  The Registrant issued new convertible promissory notes to the holders in exchange for their old notes which included the accrued and unpaid interest on the old notes through April 22, 2013 in the principal balance of the new notes.  In addition, the notes were amended to extend the maturity date from December 31, 2013 to May 31, 2016, provide that the principal (but not the interest) of the new notes is convertible into shares of the Registrant’s common stock at the rate 4.25% of the then issued and outstanding shares of the Registrant’s common stock for each $10,000 in principal converted, provide that the notes may not be prepaid, and make other changes as set forth in the new notes.  No payments were made by the Registrant or the note holders in connection with the amendment and consolidation of the old notes.   In connection with the Reorganization, the note holders of the Registrant sold convertible promissory notes having an aggregate principal balance of $68,112 as of April 22, 2013 to certain stockholders of Wild Earth in private transactions.  The foregoing summary of the convertible promissory notes is qualified in its entirety by reference to the notes themselves, the form of which is included as an exhibit to the Registrant’s current report on Form 8-K filed July 18, 2013.

In accordance with the terms of the Reorganization Agreement, at the closing of the Reorganization, the former officers of the Registrant resigned from their positions and David Tobias was appointed as president and secretary, and Catherine Carroll was appointed as chief financial officer and treasurer, of the Registrant.  In addition, David O’Bagy resigned from his position as a director and David Tobias was appointed as a director of the Registrant to fill the vacancy created by such resignation.  Neil Blosch, the remaining director, resigned from such position effective following the Registrant’s compliance with rule 14f-1 promulgated under the Exchange Act, and Catherine Carroll and Barry Tobias were appointed as directors of the Registrant effective at such time as Mr. Blosch’s resignation becomes effective.

Wild Earth is an herbal skin care products formulation and marketing company that plans to target the growing natural health care products market in the United States and abroad.  Wild Earth plans to develop and manufacture high-quality, herbal based skin care products providing healthier choices to consumers.

The foregoing summary of the Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement itself, a copy of which was filed as an exhibit to the Registrant’s current report on Form 8-K filed July 18, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the close of business on July 19, 2013, the Company’s authorized capital consisted of 45,000,000 shares of Common Stock.  As of such date, there were 7,825,000 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles its holder to one vote on each matter submitted to stockholders.

The following table sets forth as of July 19, 2013, the number of shares of the Registrant’s  common stock, par value $0.001, owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Registrant’s common stock, and by each of the Registrant’s officers and directors, and by all officers and directors as a group, after giving effect to the changes in management effected and to be effected pursuant to the Reorganization.  In computing the number and percentage of shares beneficially owned by each person, we include any shares of common stock that could be acquired within 60 days of July 19, 2013, by the conversion of convertible notes.  To our knowledge, each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

  We know of no arrangements, including pledges, by or among any of the persons named below, the operation of which could result in a change of control of the Registrant.

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Name and Address of Beneficial Owner(1)	Amount of Direct Ownership After Acquisition.	Amount of Indirect Ownership After Acquisition	Total Beneficial Ownership After Acquisition	Percentage of Class(2)
Principal Stockholders
Sadia Barrameda	576,308(3)	4,486,876(4)	5,063,184(3)(4)	55.1%
New Compendium Corp.	4,486,876(5)	0	4,486,876(5)	49.8%
Officers and Directors
David Tobias	4,486,941(6)	0	4,486,941(6)	49.8%
Catherine Carroll	65,000	0	65,000	0.8%
Barry Tobias	0	0	0	-
Neil Blosch	0	0	0	-
All Officers and Directors As Group (4 Persons)	4,551,941	0	4,551,941	50.5%

(1)  The address for Sadia Barrameda and New Compendium Corporation is P.O. Box 1363, Discovery Bay, California 94505.  The address for each named executive officer and director is the same address as the Registrant.
 (2)  Calculations of total percentages of ownership outstanding for each person or group assume the exercise of convertible securities that are exercisable within 60 days of July 19, 2013 by the individual or group to which the percentage relates, pursuant to Rule 13d-3(d)(1)(i).   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of common stock that can be acquired within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(3)  Includes 182,573 shares which Ms. Barrameda has the right to acquire pursuant to the terms of convertible promissory notes from the Registrant.  The notes are in the principal amount of $5,369 and are convertible into 4.25% of the issued and outstanding shares of the Registrant’s common stock on the date of conversion (after giving effect to such conversion) for each $10,000 of principal converted.  The number of shares issuable upon conversion of the notes has been calculated based on the 7,825,000 issued and outstanding shares on July 19, 2013.

(4)  Ms. Barrameda may be deemed to be the beneficial owner of the shares beneficially owned by New Compendium Corporation as a result of her status as an officer, director and sole stockholder of New Compendium.

(5)  Includes 1,181,676 shares which New Compendium has the right to acquire pursuant to the terms of convertible promissory notes from the Registrant.  The notes are in the principal amount of $30,872 and are convertible into 4.25% of the issued and outstanding shares of the Registrant’s common stock on the date of conversion (after giving effect to such conversion) for each $10,000 of principal converted.  The number of shares issuable upon conversion of the notes has been calculated based on the 7,825,000 issued and outstanding shares on July 19, 2013.

(6)  Includes 1,181,676 shares which Mr. Tobias has the right to acquire pursuant to the terms of convertible promissory notes from the Registrant.  The notes are in the principal amount of $30,872 and are convertible into 4.25% of the issued and outstanding shares of the Registrant’s common stock on the date of conversion (after giving effect to such conversion) for each $10,000 of principal converted.  The number of shares issuable upon conversion of the note has been calculated based on the 7,825,000 issued and outstanding shares on July 19, 2013.

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DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Set forth below are the names of the Registrant’s directors, officers and significant employees, their business experience during the last five (5) years, their ages and all positions and offices that they held with the Registrant immediately following the closing of the Reorganization.

Name	Age	Titles
Directors and Officers(1)
David Tobias	61	President, Secretary, and Director
Catherine Carroll	72	Chief Financial Officer and Treasurer Director (commencing following compliance with Rule 14f-1)
Barry Tobias	71	Director (commencing following compliance with Rule 14f-1)
Neil Blosch	53	Director (until the requirements of Rule 14f-1 have been satisfied)
Significant Employees
David Tanner	59	Chief Operating Officer – Wild Earth

(1)  The current directors are Neil Blosch and David Tobias.  David Tobias was appointed by Neil Blosch at the time of the Reorganization.  Mr. Blosch has resigned from the board of directors effective following the Registrant’s compliance with Rule 14f-1 promulgated under the Exchange Act, which we expect will be on or about August 1, 2013.  At that time, the appointment of Catherine Carroll and Barry Tobias to the board of directors will become effective.

Certain biographical information with respect to the Registrant’s executive officers and directors and certain significant employees is set forth below.

David Tobias.  Mr. Tobias has served as President of Wild Earth Naturals since May, 2013.  He has also served as the President of Hemp, Inc. since August 2011.  Prior to that, from October 2009 until May 2011, Mr. Tobias held the position of Vice President at Medical Marijuana Inc. where he was instrumental in bringing forward and culminating the merger between CannaBank and Medical Marijuana, Inc. He was earlier Sales Manager for Tulsa custom builder Xcite Homes, from October 2008 to August 2009. Among other qualifications, Mr. Tobias brings to the Board Executive leader ship experience, including his service as a president of a public company, along with extensive entrepreneurial experience. Mr. Tobias also has a keen sense of the social, political, and economic environment in which the company operates.

Catherine Carroll.  Ms. Carroll has been CFO of Wild Earth Naturals since May, 2013. Ms. Carroll has been self-employed since 1984. Ms. Carroll brings an extensive background in accounting, tax preparation, IRS audits, and appeals to the company. The Board believes that her insights gained from teaching basic tax preparation classes for 15 years, being an expert witness in tax court; along with her “Life Time Limited Services” teacher’s credential in accounting at Delta College in Stockton, CA for 6 years will bring the company a valuable perspective.

Barry Tobias.  Mr. Tobias has been a director of the company since June, 2013. Mr. Tobias served as Regional Manager for Gate Automation/Access Controls Contractor from January of 2009 to February of 2013. Previously, Mr. Tobias was employed by Automated Gate Services, Inc. from 1998 through 2008. We believe Mr. Tobias’ qualifications to sit on our board rest in his experience in marketing, systems integration and consummated sales to clients such as Ashland™ Chemical Co.,  Northrop Grumman™ (for the Global Hawk drone), Toyota Distribution and Toyota Racing Development,  Thermal Airport (Palm Springs area), Hemet Regional Airport,   Burbank  Airport, Chino Airport,  Dept. of Homeland Security, U. S Border Patrol, California Highway Patrol, County of San Bernardino, AT&T™,  City of Los Angeles MTA, Van Nuys Airport,  University of Southern California, Divine Word Missionaries™,  Chrysler  Corporation™, Target™ Stores, Hovnanian Development, Pacific Coachways, St. Catherine's Military Academy.  St. Joseph Medical Center, Sempra Energy™, BHP Steel™,  U.S. Navy,  U.S. Marine Corps, San Bernardino County, CA., City of Westminster, CA., City of Victorville,  CA., City of Port Hueneme, CA.,  Office Depot™, Pfizer™ Pharmaceuticals, Rancho Cucamonga Quakes Baseball Stadium, and personalities including Jet Li, Burt Ward, Merv Griffin, Delta Burke, Clint Eastwood  and Fred Claire.

Neil Blosch.  Mr. Blosch has been the owner and operator of tanning salons since 2000, owning Sahara Sun Tanning Salon. Mr. Blosch is also a licensed General Contractor and specializes in tenant finishing, including the tenant finishing of tanning salons. Mr. Blosch received his Bachelor of Science degree in Economics from the University of Utah.  Mr. Blosch will cease to serve as a director approximately ten days’ following the filing of the 14f-1 Information Statement.

David Tanner.   Mr. Tanner has been COO of Wild Earth Naturals since May, 2013. Previously, Mr. Tanner was CEO of Red Rock Naturals from 2003 to 2011. Mr. Tanner also served as project manager for Tree of Light Publishing from 2003 to 2009. Mr. Tanner has developed a broad understanding of the Registrant’s business and operations goals, as well as the markets in which the Registrant competes. Mr. Tanner was educated at Snow College and Brigham Young University from 1975 -1978 and learned from family friend Dr. John Christopher, known as “The Father of Modern Herbology.” Mr. Tanner’s start-up, Apple-A-Day, was the first company in the natural products industry to successfully combine trace mineral complexes with essential oils.

Katherine Tanner.    Ms. Tanner formulated skin care products for Red Rocks Naturals from 2003-2011. We believe that Mrs. Tanner’s extensive training with master herbalists will be integral in the research and development of the Wild Earth Naturals product line. Mrs. Tanner has an extensive background in marketing and management at Wal-Mart and Fingerhut's Western Distribution facility. Mrs. Tanner was educated at Chatterton & Walker as a Clinical Laboratory Technician. The Board of Directors values her ability to implement strategic objectives and management skills as a supervisor, inventory analyst, and trainer and account manager.

Following is a brief description of the specific experience and qualifications, attributes or skills of each director that led to the conclusion that such person should serve as a director of the Registrant.

Mr. David Tobias’ knowledge regarding the business of Wild Earth and the implementation of its business plan provides a critical link between management and the board, enabling the board to provide its oversight function with the benefit of management's perspective of the business.

Ms. Carroll's knowledge regarding the history, operations and financial condition of Wild Earth provides a critical link between management and the board, enabling the board to provide its oversight function with the benefit of management's perspective of the business.

Mr. Barry Tobias’ broad business and marketing experience provide the Board with the perspective of a seasoned executive with a critical understanding of the marketing challenges that will be faced by the Registrant in launching the Wild Earth products.

Term of Office

The term of office of each director is one year and until his or her successor is elected at the Registrant’s annual stockholders’ meeting and is qualified, subject to removal by the stockholders.  The term of office for each officer is for one year and until his or her successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.  Each of the Registrant’s officers and directors has served in the offices indicated in the above table since July 12, 2013, except that Neil Blosch has served as a director since 2004, and the appointments of Catherine Carroll and David Tanner as directors of the Registrant will not become effective until ten days following the filing of the 14f-1 Information Statement.

Family Relationships

There are no family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers except that David Tobias, president, secretary and a director, and Barry Tobias, a director, are brothers.

Director Meetings and Stockholder Meeting Attendance

The Board of Directors held no formal meetings during 2012 and the directors took action by written consents in lieu of meetings.  Our policy is to encourage, but not require, members of the Board of Directors to attend annual stockholder meetings. We did not hold an annual stockholders’ meeting during the prior year.

Board of Directors

Following the effectiveness of the director appointments that will occur ten days following the filing of the 14f-1 Information Statement, our board of directors will consist of three persons, David Tobias, Catherine Carroll and Barry Tobias.  Such persons are not “independent” within the meaning of Rule 4200(a)(15) of the NASDAQ Marketplace because they are officers and employees of the Registrant or a family member of an executive officer and employee of the Registrant.

Our board of directors has not appointed any standing committees, there is no separately designated audit committee and the entire board of directors acts as our audit committee.  The board of directors does not have an independent “financial expert” because it does not believe the scope of the Registrant’s activities to date has justified the expenses involved in obtaining such a financial expert.  In addition, our securities are not listed on a national exchange and we are not subject to the special corporate governance requirements of any such exchange.

The Registrant does not have a compensation committee and the entire board participates in the consideration of executive officer and director compensation.  The Registrant’s president and chief financial officer and treasurer are also members of the Registrant’s board of directors and they participate in determining the amount and form of executive and director compensation.  To date, the Registrant has not engaged independent compensation consultants to determine or recommend the amount or form of executive or director compensation.

The Registrant does not have a standing nominating committee and the Registrant’s entire board of directors performs the functions that would customarily be performed by a nominating committee.  The board of directors does not believe a separate nominating committee is required at this time due to the limited size of the Registrant’s business operations and the limited resources of the Registrant which do not permit it to compensate its directors.  The board of directors has not established policies with regard to the consideration of director candidates recommended by security holders or the minimum qualifications of such candidates.

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Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities to file reports of securities ownership and changes in such ownership with the SEC.  Officers, directors, and greater than ten percent shareholders also are required by rules promulgated by the SEC to furnish us with copies of all Section 16(a) reports they file.  Based solely on a review of the copies of such reports furnished to us, we believe that all Section 16(a) filing requirements were timely met during the Registrant’s 2012 fiscal year.

Code of Ethics

The Registrant previously adopted a Code of Ethics that applies to all of our directors and executive officers serving in any capacity, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  New management intends to review the Code of Ethics and make changes or revisions thereto in the exercise of its discretion.

Director Compensation

Our directors do not currently receive any compensation for serving in their capacities as directors and we have not compensated our directors for service in such capacity in the past.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of the Common Stock, or any affiliate or associate of such persons, is a party adverse to the Company or has a material interest adverse to the Company.

Board Committees

The Company does not currently have standing audit, nominating or compensation committees.

EXECUTIVE COMPENSATION

Ultra Sun Corporation did not pay any compensation to any of its officers during the fiscal years ended December 31, 2011 or 2012 and it did not grant any stock options or restricted stock to its officers during such periods.  As of the date of this Information Statement, there are no outstanding equity awards to our executive officers or directors.

Wild Earth did not pay any compensation to any of its officers during the period from its inception on April 9, 2013 through May 31, 2013, the date of its most recent financial statements, except that David Tanner was paid consulting fees in the amount of $3,000 through May 31, 2013.

The Registrant proposes to compensate its new officers as follows although the amount and payment of such compensation are subject to change: David Tobias, $50 per hour for services provided to the Registrant; Catherine Carroll, $50 per hour per services provided to the Registrant; and David Tanner, $3,000 per month.  In addition, the Registrant plans to engage Barry Tobias, a director, as its sales manager and compensate him at the rate of $2,000 per month plus a 15% sales commission.

As discussed below under “Certain Relationships and Related Transactions,” and Director Independence, the Registrant has entered into a consulting agreement with Neil Blosch providing for monthly compensation through the expiration of the agreement on September 30, 2013 and the payment of an incentive bonus.

Neither Ultra Sun Corporation nor Wild Earth Naturals, Inc. has any stock option, retirement, pension or profit-sharing programs for the benefit of its directors, officers or other employees; however the Registrant may adopt one or more such programs in the future.

Neither Ultra Sun Corporation nor Wild Earth Naturals, Inc. currently compensates its directors for serving in their capacities as directors but they do reimburse such persons for expenses reasonably incurred by them in connection with the Registrant’s business.

Employment Agreements

There are currently no employment agreements or severance agreements between the Registrant and its officers.  As discussed below under “Certain Relationships and Related Transactions,” and Director Independence, the Registrant has entered into a consulting agreement with Neil Blosch providing for monthly compensation through the expiration of the agreement on September 30, 2013 and the payment of an incentive bonus subject to the sale of the tanning salon business.

During the past three fiscal years, none of the Company’s current officers or directors have received any compensation, cash or otherwise, for their services.  Further, none of the Company’s officers or directors has deferred any compensation, and no compensation is due them by the Company.

David Tobias, Catherine Carroll and David Tanner are also executive officers and directors of Wild Earth.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ultra Sun Related Party Transactions

In connection with the Reorganization, the Registrant amended and consolidated its outstanding promissory notes having an outstanding balance of principal and accrued interest in the amount of $78,112 as of April 22, 2013.  The Registrant issued new convertible promissory notes to the holders in exchange for their old notes which included the accrued and unpaid interest on the old notes through April 22, 2013 in the principal balance of the new notes.  In addition, the notes were amended to extend the maturity date from December 31, 2013 to May 31, 2016, provide that the principal (but not the interest) of the new notes is convertible into shares of the Registrant’s common stock at the rate 4.25% of the then issued and outstanding shares of the Registrant’s common stock for each $10,000 in principal converted, provide that the notes may not be prepaid, and make other changes set forth in the new notes.  No payments were made by the Registrant or the note holders in connection with the amendment and consolidation of the old notes.  In connection with the Reorganization, the note holders of the Registrant sold convertible promissory notes having an aggregate principal balance of $68,112 as of April 22, 2013 to certain stockholders of Wild Earth in private transactions.

In connection with the closing of the Reorganization, the Registrant entered into a consulting agreement with Neil Blosch, the former president of the Registrant, pursuant to which he will continue to manage the tanning salon operations and will assist the Registrant in selling the tanning salon prior to the expiration of the tanning salon lease on September 30, 2013.  The consulting agreement is for term of approximately two and half months from July 12 through September 30, 2013; provided, that the agreement will automatically terminate on the date the tanning salon is sold.  The consulting agreement provides for the payment of a consulting fee in the amount of $2,000 per month together with an incentive bonus payable if and when the tanning salon is sold.  The consulting agreement provides that upon the sale of the tanning salon, the proceeds from such sale shall be applied first to pay Mr. Blosch an incentive bonus in the amount of $50,000; second to hold for the benefit of the Registrant the amount of any net loss incurred by the tanning salon (that is, operating costs the tanning salon was not able to pay from its income in its ordinary course of business) during the period from April 1, 2013 through the date of sale; third to pay the promissory note dated July 12, 2013 to Mr. Blosch and two former stockholders of the Registrant in the principal amount of $7,100; and fourth to pay 50% of the remaining sales proceeds (up to a maximum of an additional $25,000) to Mr. Blosch as an additional incentive bonus.  In the event the sales proceeds from the tanning salon are not adequate to pay the amounts listed above, the proceeds shall be applied in the order of priority set forth above until they have been exhausted.  The foregoing summary of the consulting agreement is qualified in its entirety by reference to the consulting agreement itself, a copy of which was filed as an exhibit to the Registrant’s current report on Form 8-K filed July 18, 2013.

Wild Earth Related Party Transactions

At May 31, 2013, Wild Earth was indebted to an officer / stockholders in the amount of $7,250 for accounting and consulting services provided to Wild Earth.

At May 31, 2013, Wild Earth was indebted to David Tobias, president of the Registrant, for short term advances.

Policies and Procedures for Related-Party Transactions

We have not adopted any policies or procedures for related-party transactions at this time.

LEGAL PROCEEDINGS

The Registrant is not a party to any material legal proceedings, and to our knowledge, no such legal proceedings have been threatened against us.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ULTRA SUN CORPORATION
Date: July 22, 2013
By: /s/ David Tobias
Name: David Tobias
Title: President

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